Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Rebecca Marquigny
Re:     Global X Funds
File No. 333-151713, 811-22209

Dear Ms. Marquigny:

On behalf of Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X MSCI Emerging Markets Covered Call ETF (the “Fund”), included in Post-Effective Amendment No. 735 (the “Amendment”) to the Registrant’s registration statement on Form N-1A (the “Registration Statement”), below you will find the Registrant’s responses to the comments that you had conveyed to the undersigned on September 29, 2023 with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 11, 2023, pursuant to the Investment Company Act of 1940, as amended (the "1940 Act"), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).
Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

PRINCIPAL INVESTMENT STRATEGIES

1. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please further clarify the phrase “economic characteristics that are substantially identical” when discussing the Fund’s 80% investment policy.

Response: The Respondent has replaced the disclosure pertaining to the 80% investment policy to: “The Fund invests at least 80% of its net assets, plus borrowings for investment purposes (if any), in the securities of the Cboe MSCI Emerging Markets IMI BuyWrite Index (the "Underlying Index") or in investments that are substantially identical to such component securities, either individually or in the aggregate.”

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
October 18, 2023

2. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please explain, in plain English, the covered call strategy, including its construction, its goals, and the benefits and drawbacks of such a strategy in various market conditions.

Response: The Underlying Index measures the performance of a ~~covered call strategy that~~ theoretical portfolio that employs a covered call strategy. A covered call strategy is generally considered to be an investment strategy in which an investor buys a security, and "writes" (or sells) a call option on that security in an attempt to generate more income. Each time a fund writes a covered call option, the fund receives a payment of money from the investor who buys the option from the fund, which is called the premium. If the fund's value declines because of a decline in the value of a reference index, the premium that the fund received for writing the covered call option offsets this loss to some extent. The Underlying Index’s covered call strategy buys the underlying securities of a reference index and “writes” (or sells) covered call options on the underlying securities of a reference fund. Specifically, the Underlying Index holds a theoretical portfolio of the underlying securities of the MSCI Emerging Markets Investable Market Index (the “Reference Index”) and "writes" (or sells) a succession of one-month at-the-money (“ATM”) covered call options on the ~~MSCI Emerging Markets Index~~ iShares Core MSCI Emerging Markets ETF (“~~Options Reference Index~~ Reference Fund”), or such other fund that seeks to track the performance of the Reference Index, as determined by the Index Provider.

3. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, to improve clarity, please a) consider removing defined terms, such as “Referenced Index” and “Options Reference Index,” and refer specifically to the indexes by name, and b) generally explain the outcomes of investing in the Fund based on the portfolio as a whole in various market conditions.

Response: As discussed in greater detail in the Registrant’s response to Comment #8 below, the Registrant is updating the options writing component of its strategy to utilize FLEX options. In connection with that change, the “Options Reference Index” will become the “Reference Fund.” Further, the Registrant has revised the disclosure within the “PRINCIPAL INVESTMENT STRATEGIES” section to explain the roles of a reference index and reference fund within a covered call strategy (please see the Registrant’s response to Comment #2 above). With respect to the outcomes of investing in the Fund, please see the Registrant’s response to Comment #5 below.

4. Comment: With respect to the disclosure of country and sector weightings in the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please confirm supplementally that the Fund’s website will contain updated country and sector weightings for investors to review.

Response: Confirmed.

5. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, in the paragraph discussing the performance of the Reference

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
October 18, 2023

Index, please explain in plain English the connection between the performance of the Reference Index and how that impacts the Fund’s performance.

Response: The Registrant has added the following disclosure to the “PRINCIPAL INVESTMENT STRATEGIES” section:

“In return for the payment of a premium to the Fund, a purchaser of the call options written by the Fund is entitled to receive a cash payment from the Fund equal to the difference between the value of the Reference Index and the exercise price of the option if the value of the option on the expiration date is above its exercise price. The Fund's covered call options may partially protect the Fund from a decline in the price of the Reference Index through means of the premiums received by the Fund. However, when the equity market is rallying rapidly, the Underlying Index is expected to underperform the Reference Index.”

6. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, when discussing how the Fund “may experience different investment returns” to the Reference Index, please explain that “different investment returns” means the Fund and its investors may experience losses.

Response: As disclosed in the Fund’s “PRINCIPAL INVESTMENT STRATEGIES” section, the Fund’s covered call strategy may experience difference investment returns from the Reference Index because the premiums from selling options provide some protection against the Reference Index’s losses, but the option’s strike price may limit the Fund’s ability to fully match the Reference Index’s gains. The added disclosure from the Registrant's response to Comment #5 serves to further explain this within the "PRINCIPAL INVESTMENT STRATEGIES" section.

7. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, please add back in the language “By selling call options on the value of the portfolio of stocks in the Reference Index, the Fund’s covered call strategy may generate income.”

Response: The Registrant has added back in disclosure that states the Fund's covered call strategy will write call options on securities and that selling such options may generate income.

8. Comment: With respect to the section of the Fund’s Prospectus titled “PRINCIPAL INVESTMENT STRATEGIES”, the Fund acknowledges the Reference Index has material exposures to certain countries and sectors, so please provide greater context for the investor to understand the relationship between this sentence and the statement that the Fund is not currently concentrated in any particular country or sector.

Response: The Fund’s “PRINCIPAL INVESTMENT STRATEGIES” section identifies the Reference Index’s largest exposures, which include constituents representing the financials and information technology sectors.

As stated in the last paragraph of the section, for an investment to be considered concentrated, it must hold more than 25% of its total assets in the respective sector and/or industry. Based on the current composition of the Underlying Index, neither the financials nor information technology sectors meet this criteria.

U.S. Securities and Exchange Commission
Attention: Rebecca Marquigny
October 18, 2023

The Registrant believes that investors will recognize that the Reference Index’s largest exposure may not necessarily rise to the level of representing 25% of the Fund’s total assets. However, the Registrant has revised the last sentence of the section to remove any confusion regarding “significant” exposures:

“As of August 31, 2023, the Underlying Index was not concentrated in any industry or sector ~~and did not have significant exposure to any sector~~.”

9. Comment: Please note the Staff disagrees with the Respondent’s response to Comment #8 in the previous response letter and believes the strategies disclosure could be improved by referring to the actual index names, rather than defined terms you have chosen.

Response: The Registrant has revised its disclosure and its defined terms to more clearly define the roles of the reference index and the reference fund.

10. Comment: With respect to Comment #9 in the Respondent’s previous response letter, the Fund states that it does not use flex options but will close out options at 2 p.m. to maintain consistent practices with the flex options process, please supplementally explain how this change to 2 p.m. impacts the Fund and its investors.

Response: Upon further consideration, the Fund will use flex options and has updated its disclosure accordingly.

For underlying indexes that utilize FLEX options, the change from 4 p.m. to 2 p.m. for closing out the old options was made to align the timing of closing out the old options with the timing of selling the new options (the “roll”). The historical mismatch in timing (4 p.m. and 2 p.m.) for the roll made it more challenging for market participants to hedge their exposure, because the two legs of the options trade had to be executed separately instead of at the same time. The efficiencies gained by market participants being able to trade the roll as a package is expected to lead to tighter spreads for the funds which track these underlying indexes, and is more consistent with industry standards for these kinds of rolls.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

                        Respectfully submitted,
                        /s/ Evan W. Busteed
                        Evan W. Busteed, Esq.